Mail Stop 3720

September 15, 2006

Via U.S. Mail

Mr. Andi Wu
Chief Financial Officer
China Telecom Corporation Ltd.
31 Jinrong Street
XiCheng District
Beijing, China 100032

       RE: China Telecom Corporation Ltd.
              Form 20-F for the Year ended December 31, 2005
              Filed June 16, 2006
              File No. 001-31517

Dear Mr. Wu:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Year Ended December 31, 2005

A. Selected Financial Data, pages 2 - 4

1.   Please confirm to us that you will include within selected financial data, in future filings, reconciliations of your financial data prepared under IFRS to amounts determined under U.S. GAAP and Regulation S-X, pursuant to Instruction 2 to Item 3A of Form 20-F.

Note 2. Significant Accounting Policies, page F-13

(k)Impairment
(ii) Impairment of Other Assets

2.   With a view towards disclosure, please explain to us how you group your long-lived assets for the purpose of testing for impairment. Also, please tell us if this policy differs from that your US GAAP policy. Refer to paragraph 10 of SFAS 144. If so, tell us how you have addressed this difference in your reconciliations of net income and equity under IFRS to US GAAP in Note 36 on page F-45.

Note 19. Reserves, page F-26

3.   Please expand your disclosures in future filings to clarify the nature of your "Capital reserves" and "Other reserves" and advise us.

4.   It is unclear why you do not report the funds held in your reserves as restricted cash on the face of your balance sheet. Please revise, if necessary, and advise us.

Note 36. Significant Differences Between IFRS and US GAAP

5.   We note in Note 2(s), on page F-15, that "where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation." It appears that this policy should create a difference with your US GAAP based financial information. Please explain to us your US GAAP policy for recording contingent liabilities, including references to the supporting US GAAP literature, and tell us how you have addressed in your GAAP reconciliations any differences in accounting policies.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director